SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
BUSINESS OBJECTS S.A.
(Name of Subject Company)
BUSINESS OBJECTS S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

LETTER FROM JOHN SCHWARZ TO BUSINESS OBJECTS CUSTOMERS
October Xth, 2007
Dear Business Objects Customer,
I would like to share with you the exciting news that SAP has announced their intent to acquire Business Objects. We are sending you this letter to let you know what this transaction means to you and the working relationship you have established with Business Objects. Understandably, an acquisition can be an uncertain time for customers, so we would like to open a communication channel with you and help guide your expectations over the coming months.
SAP and Business Objects believe that customers will gain significant business benefits through the combination of innovative offerings of enterprise-wide business intelligence solutions along with embedded analytics in process applications. Additionally, our joint partner ecosystems will be enhanced through integration with the industry’s most powerful business process platform, providing our customers with the best enterprise information management platform available in both SAP and non-SAP environments. Together, our two market-leading companies intend to offer high-value solutions for process- and business-oriented professionals. The solutions will be designed to enable companies to strengthen decision processes, increase customer value and create sustainable competitive advantage through real-time, operational business intelligence.
Customer success has always been and will continue to be the most important aspect of our company’s culture and we want to reinforce our commitment that your investment in Business Objects software and services will be fully protected for years to come. You can be assured of our continued commitment to innovation and support for the solutions you have already acquired. As a valued customer, we want to make sure you remain fully briefed on our future plans during this time of transition and we will offer an open dialogue as this information becomes available.
Business Objects will operate as a stand-alone business as part of the SAP Group and as a result customers will get the best of both worlds. All customers will continue to benefit from open, broad and integrated business intelligence solutions — independent of databases and applications — while also gaining the advantage of application alignment for in-process business analytics. Business Objects will significantly enhance its Business Intelligence portfolio scope and capacity with SAP people, know-how and networks.
John Schwarz will continue as the CEO of the Business Objects entity and will become a member of the SAP Executive Board, reporting to SAP CEO, Henning Kagermann. In addition, SAP has proposed to elect Business Objects founder Bernard Liautaud to the SAP Supervisory board at the company’s next shareholders meeting.
Because Business Objects will operate as a separate business unit, very little change can be expected in our relationship and in any day to day activities. If you do have questions, we encourage you to contact your local Account manager, or you may contact Business Objects directly at info@businessobjects.com. As always, your success is our greatest importance and we look forward to working with you during this very exciting time.
Sincerely,
John Schwarz
Chief Executive Officer

Additional Information
The tender offer for the outstanding ordinary shares, the Convertible Bonds and the warrants of Business Objects has not yet commenced. This letter is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The solicitation and the offer to buy ordinary shares of Business Objects, the Convertible Bonds and the warrants will be made only pursuant to an offer to purchase and related materials that SAP and its subsidiary intend to file with the SEC on Schedule TO. Business Objects also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.
Business Objects stockholders and other investors should read the Tender Offer Statement on Schedule TO, the Schedule 14D-9 as well as the Note d’Information and the Note en Réponse to be filed by SAP carefully because these documents will contain important information, including the terms and conditions of the tender offer. Business Objects stockholders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (amf-france.org) or with the SEC at the SEC’s website at www.sec.gov, in both cases without charge. Materials filed by SAP may be obtained for free at SAP’s web site, www.sap.com. Materials filed by Business Objects may be obtained for free at Business Objects’ web site, www.businessobjects.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.